ELINE ENTERTAINMENT GROUP, INC.

                                           1820 NE Jensen Beach Blvd., Suite 634
                                                     Jensen Beach, Florida 34957
                                                        telephone (267) 350-9331


February 9, 2007

John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549

Re:      Eline Entertainment Group, Inc.
         Form 10-KSB for the Fiscal Year Ended October 31, 2005
         Form 10-QSB for the Fiscal Quarter Ended January 31, 2006 File No. 000-30451

Dear Mr. Cash:

Eline Entertainment Group, Inc. (the "Company") is in receipt of your comment letter dated July 7, 2006, and submits the following responses to your comments:

Form 10-KSB for the Fiscal Year Ended October 31, 2005
------------------------------------------------------

Prior Comments 1 and 2
----------------------

The Company issued 200,000 shares of shares of restricted common stock valued at $350,000. The stock was valued at $1.75 a share based on the closing stock price for the Company's stock on the date of the transaction. Our prior comment to you had a mathematical error. The purchase price was allocated as follows:

         Value of the shares issued ......................     $350,000

         Book value of 51% of CTD Holdings, Inc. .........      343,003
                                                               --------

         Excess of the purchase price ....................     $  6,997
                                                               ========

The excess of the purchase price was allocated to the fixed assets.

At the date of the acquisition, CTD Holdings, Inc.'s summarized balance sheet was as follows:

         ASSETS
         Cash and cash equivalents .........................   $196,236
         Other current assets ..............................    112,830
         Property & equipment, net .........................    429,331
         Other assets ......................................    104,084
                                                               --------
               Total assets ................................   $842,481
                                                               ========

         LIABILITIES AND EQUITY
         Current liabilities ...............................   $ 22,962
         Long-term debt ....................................    146,964
                                                               --------
               Total liabilities ...........................    169,926
         Stockholders' equity ..............................    672,555
                                                               --------
               Total liabilities and stockholders' equity ..    842,481
                                                               ========

         Book value of 51% of CTD Holdings, Inc. ...........   $343,003
                                                               ========

The line item in the statement of cash flows, "Acquisition of Business, Net of Cash Acquired", amounting $138,154 was reported in error. Pursuant to FASB 95, paragraph 32, "Information about Non Cash Transactions", the transaction with CTD Holdings, Inc. was a non cash transaction which was disclosed in the Notes to the financial statements. Such amount disclosed on the statement of cash flows should have been included in the caption "Minority Interest in loss of subsidiaries" under Operating Activities.

As requested in your comment letter, the Company hereby acknowledges:

a. That it is responsible for the adequacy and accuracy of the disclosure in the filing;

b. That staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

c. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

It is anticipated that the information provided herein sufficiently addresses the issues raised in your comment letter. If you require any further information, please contact our counsel in this matter, Joel Bernstein, at 305-858-7300.

                                        Yours very truly,

                                        ELINE ENTERTAINMENT GROUP, INC.

                                        By: Barry Rothman
                                            President